July 25, 2006

VIA EDGAR

Adam Halper
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Mark P. Shuman
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re: GSE Systems, Inc.
Registration Statement on Form S-3
Filed May 30, 2006
File No. 333-134569

Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
File No. 1-14785

Dear Messrs. Halper and Shuman,

This follows up your June 21, 2006 SEC Comment Letter regarding GSE Systems Inc.’s (the “Company”) recent Form S-3, Form 10-K and Form 10-Q filings referenced above.

We have reviewed comments provided by the Commission Staff and have revised the Form S-3 accordingly. In addition, we have reviewed the S-3 in its entirety and made some supplemental revisions. The Form S-3 will be submitted via Edgar in redline format and as an Adobe file. With respect to the Form 10-K and Form 10-Q referenced above, we have addressed the Staff’s comments in Items 20-22 of this letter. Our responses are in bold type and track the comments in the Staff’s letter as follows:

General

1.
The nature of the transactions being registered is not clear due conflicting or incomplete disclosure. We will not be able to complete our initial considerations of your document until your description of the transactions being registered is amended. Changes in the cover page, prospectus summary, selling security holders and plan of distribution sections should be made in response to this comment. In revising your filing in. response to this comment, lease consider, for example that:

a)	Your front and back cover contains the text "Amended Confidential Private Placement Memorandum," while the offering by means of the registration statement is public in character.

The front and back cover pages have been revised to reflect the Staff’s comments.

b)
The cover page suggests that the issuer is conducting a registered offering of units consisting of preferred stock and warrants at a fixed price, but the presence of a selling security holders section and the disclosure in the plan of distribution section suggests the transaction being registered is the resale of shares underlying the warrants and preferred stock that will be offered at fluctuating prices, generally based upon future trading prices of those shares.

The transaction being registered is the resale of shares underlying the warrants and preferred stock that will be offered by the selling security holders. The front cover page has been revised to reflect the Staff’s comments.

c)
Your cover contains the logo of Northeast Securities, Inc. placement agent for your unregistered offering, but the role of that company in the transaction being registered is not clear, nor is that role described in the prospectus summary or the plan of distribution section.

We have removed the placement agent’s logo from the cover page and have described its role and the sections captioned “Summary” and “Plan of Distribution” have been revised to reflect the Staff’s comments.

d)	On page 8 you state that there is no minimum offering amount, which suggests that GSE is continuing to offer units consisting of preferred stock and warrants.

The offering concluded on February 28, 2006 and the section captioned “Recent Developments” has been revised to incorporate the Staff’s comments. See p. 7.

e)
On page 16 you disclose that there were no convertible preferred shares issued by the Company before the date of the prospectus, but it appears convertible preferred shares were issued in an unregistered transaction in February.

Prior to the date of the prospectus, convertible preferred shares were issued by the Company pursuant to the terms of the offering of units consisting of up to $4.25 million of shares of preferred stock and warrants. However, no such preferred shares were registered or listed on the AMEX or any market. The section captioned “The Preferred Stock” has been revised to incorporate the Staff’s comments. See pp. 17 & 18.

2.
Please tell us whether GSE is currently offering warrants consisting of the 8% convertible stock and warrants, or if such securities were being offered by GSE on May30, 2006 or thereafter. If the offering of the units was completed on a date prior to May 30, 2006, please describe the circumstances under which this took place. Your registration statement should include a materially complete explanation of the unit offering, including when it began and ended, as applicable. Disclosure in this respect should be provided in the summary, selling security holders section and in recent sales of unregistered securities.

GSE is not currently offering securities. The offering of securities was completed prior to May 30, 2006. As noted in the sections captioned “Prospectus Summary” and “Recent Developments”, the S-3 relates to the sale of common stock issuable upon conversion of preferred stock and exercise of warrants issued in three (3) separate completed transactions which closed on February 28, 2006 and March 7, 2006 respectively. The S-3 has been revised to reflect the Staff’s comments. See pp. 5-9.

3.
On page 17 you indicate that you will issue additional warrants to holders of preferred stock in the event that two consecutive dividend payments on the preferred stock are missed. In your response letter, identify the exemption you intend to rely upon with respect to these warrant issuances and why you believe that exemption would be available. Also explain whether the warrants issuable upon defaults on dividends or the underlying shares of common stock bear any relationship to the shares of stock being registered for resale in this registration statement.

As noted in the section captioned “The Preferred Stock”, the warrants issuable in the event the Company misses two (2) consecutive dividend payments shall have substantially the same terms as the warrants originally issued to the investors in the Preferred Stock. The triggering events which would result in issuance of additional warrants have not occurred. In the event the triggering events do occur, then the securities issuable would require registration at a future date. The exemption on which we rely with respect to such future warrant issuances, if any, is Rule 506 of Regulation D under the Securities Act of 1933.  Rule 506 applies as (1) the Company is not engaged in a general solicitation or advertising to market the securities for which it seeks registration; (2) the selling security holders are accredited investors; (3) the selling security holders were provided with information concerning the transactions described in the Form S-3; (4) the Company is available to answer questions by prospective purchasers; (5) the Company has made its certified financial statements available; and (6) the Company has undertaken registration of the selling security holders’ securities.

Cover Page

4.
Eliminate the second paragraph that is in bold-faced type. Your cover page disclosure should be limited to information responsive to the requirements of Item 501 of Regulation S-B. You should avoid duplicative text, such as the last sentence of the third paragraph, which is very similar to the first paragraph. Information that is not specifically required by Item 501 should not be provided on the cover, unless it is so key to investors that they must be provided with that information on the first page of the filing.

We have reviewed Item 501 of Regulation S-B and the Staff’s comments and revised our cover page accordingly.

5.	In your response letter, please explain the role of your transfer agent in the offering. Why is a reference to the transfer agent key information that warrants presentation on the cover page?

The transfer agent played no role in the offering and the inclusion of this information was an oversight. We have revised the front cover page to reflect the Staff’s comments.

Forward-Looking Statements, page 5

6.
Please move this section, as well as the section "Guide to Reading this Prospectus", so that they are presented after the Risk Factors section. The portions of the filing that are subject to Rule 421(d) should be presented without any interruption by information that is not required by or permitted on the cover page, inside cover page, prospectus summary or risk factors sections.

As recommended, we have moved the sections captioned “Forward-Looking Statements” (see p. 14) and “Guide to Reading This Prospectus” (see p. 15) follow the section captioned “Risk Factors”.

Selling Security Holders, page 20

7.
Please tell us whether any of the selling security holders are registered broker-dealers. Unless a registered broker-dealer that is a selling security holder acquired its shares as transaction-based compensation for investment banking services, revise the prospectus to name the broker-dea1er as an underwriter. Please also state in your response letter that none of the selling security holders are affiliated with a registered broker-dealer and if not, disclose this in the prospectus and briefly describe the affiliation. With respect to any selling security holder that is an affiliate of a registered broker-dealer, disclose whether such selling security holder purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Based on information provided by the selling security holders, with the exception of Northeast Securities, none of the selling security holders is a registered broker-dealer or an affiliate of a registered broker-dealer. Northeast Securities received warrants to purchase 150,000 shares of the Company’s common stock at an exercise price of $1.77 per share as compensation for services provided as placement agent in connection with the February 27, 2006 offering of up to $4.25 million of shares of the Company’s Preferred Stock and Warrants. Subsequent to completion of the offering and receipt of its earned compensation, Northeast Securities elected to grant a portion of the securities received as compensation to certain of its employees. Those employees are listed and the securities they received from their employer are listed in the section captioned “Selling Security Holders” (see p. 21). We have included additional disclosure concerning these employer-employee grants in the notes to the table (see pp. 21 - 25).

8.
Please note that disclosure regarding all material transactions with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K. Please revise to disclose clearly for each selling security holder the transactions by which they received their shares subject to resale. We note cross-references in your footnotes to other sections where the material terms of the transaction are contained may be appropriate.

We have reviewed Item 507 of Regulation S-K and, based on information provided by the selling security holders, we have revised the disclosures for each selling security holder concerning the transactions by which he received his shares (see pp. 24-25). We have also revised the section captioned “Selling Security Holders” accordingly.

9.
Please identify the natural person(s) with sole or shared voting or dispositive power over the shares held by each of the entities listed in this table. For example identify the natural persons with sole or shared voting or dispositive power over the shares held by Opallo Investment Ltd. and TEBO Capital LLC. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are publicly available on our website.

We have reviewed the referenced interpretations and, based on information provided by the selling security holders, revised the footnotes to the table to reflect the natural person(s) with sole/shared voting or dispositive power over the corresponding shares accordingly.

Plan of Distribution, page 19

10.
You indicate that the selling security holders may engage in short sales. Please confirm that that you and the selling security holders are aware of our position on short sales. See interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

We have reviewed the referenced interpretation concerning short sales and revised the section captioned “Plan of Distribution” accordingly (see pp. 25-27).

Incorporation of Certain Documents by Reference, page 25

11.
Please advise as to the basis for the statement that "[i]n addition, we incorporate by reference any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which is deemed not to be incorporated by reference herein." It appears this statement is not the required language pursuant to Item 12(b) of Form S-3. Please revise accordingly.

We have reviewed Item 12(b) of Form S-3 and revised the statement accordingly (see p. 28).

12.	Please advise under what legal basis you are incorporating by reference your Forms S-3. See Item 12(a)(3) of Form 5-3 and Rule 411.

The reference was included as it relates to the May 2005 Dolphin Note (see “Recent Developments”) which was cancelled pursuant to the Cancellation Agreement (see “Description of the Cancellation and Warrant Exchange Agreement”), all as further described in the section captioned “Recent Developments”. We have reviewed Item 12(a)(3) of Form S-3 and Rule 411 of the Securities Act and deleted the statement accordingly (see p. 28).

Undertakings, page 29

13.	The undertakings under Item 512 of Regulation S-K relating to Rule 415 offerings have been amended recently. Please revise your undertakings in conformity with Item 512 of Regulation S-K.

We have reviewed Item 512 of Regulation S-K relating to Rule 415 offering and revised the section captioned “Undertakings” accordingly (see pp. 33-34).

Exhibits Index, page 27

14.	Please advise why you have referenced exhibits 4.17, 13(i)l, 13(i)2, 19.1 and 19.2.

We included the referenced exhibits as we refer to them in the prospectus. We have deleted the exhibits as they are redundant with the provisions of the section captioned “Incorporation of Certain Information by Reference”.

Signatures, page 27

15.
Please revise to include the signatures of your principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. See instruction 1 to the "Signatures" section of Form S-3.

We have reviewed Instruction 1 and have revised the “Signatures” section accordingly (see pp. 35-36).

Legal Opinion

16.
Please have counsel supplementally confirm that it is their understanding that the reference to "General Corporation Law of the State of Delaware" also includes the Delaware statutory provisions as well as the Delaware Constitution as interpreted by the courts. See Section VIII(A)(14) of our Current Issues Outline dated November 14, 2000.

Counsel have confirmed the reference to the General Corporation Law of the State of Delaware includes the Delaware statutory provisions as well as the Delaware Constitution as interpreted by the courts and has provided an updated opinion letter (see p. 38).

17.	Please advise why counsel believes the legend "ATTORNEY-CLIENT COMMUNICATION - PRIVLEGED AND CONFIDENTIAL," is appropriate despite the fact you have publicly filed this document.

The attorney-client privilege is for the client to waive. The original opinion on letterhead of counsel was edgarized as received rather than the electronic form of opinion sans privilege notice. We have included the updated electronic form of opinion to the revised S-3 (see p. 37).

18.
It appears the statement "[w]e have not made any independent investigation,” does not specifically reference an independent investigation of the information contained in the same paragraph. Please have counsel revise to identify the investigations that were not made in preparing the opinion. These statements should not be inconsistent with the investigations that must necessarily be performed by counsel in the ordinary course of rendering the legal conclusions.

The statement concerning independent investigation related to the assumption of the genuineness and authenticity of all signatures on original documents, the legal capacity of all natural persons, the authenticity of the documents submitted to counsel as originals, the conformity with the originals of all documents submitted to counsel as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to counsel as copies and the assumption that appropriate consideration was received for the Company’s securities. The updated form of opinion has been revised to clarify the bases for counsel’s opinion (see p. 38).

19.
Please advise why counsel believes the assumption relating to the "receipt of the appropriate consideration for the Common Shares" is appropriate. Tell us the nature of the additional consideration that is to be received and explain why its receipt is required to conclude the shares are validly issued, fully paid and nonassessable.

The form of opinion has been revised to clarify the bases for counsel’s opinion. Counsel’s qualification concerning the receipt of consideration was made in the context of the opinion that the Common Shares have been duly authorized by the Company and are validly issued, fully paid and non-assessable, and that upon the valid exercise of the Warrants, the Warrant Shares have been duly authorized and will be validly issued, fully paid and non-assessable (see pp. 37-38).

Form 10-K for the year-ended December 31, 2005

Controls and Procedures

20.
Please confirm that when providing your conclusion regarding effectiveness of your disclosure controls and procedures, you determined that your disclosure controls and procedures were effective at the "reasonable assurance" level. Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4.

We confirm that we have reviewed SEC Release No. 34-47986 (June 5, 2003), Section F.4 and we have determined that our disclosure controls and procedures were effective at the “reasonable assurance” level. We confirm that we will incorporate this comment into our future filings on Form 10-K.

Exhibits

Form 10-Q for the quarter ended March 31, 2006

Controls and Procedures, page 31

21.
We note disclosure that your principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed and summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Tell us how you considered the entire definition of "disclosure controls and procedures" under Exchange Act Rule 13a-15(e) in concluding your disclosure controls and procedures were effective. Please, confirm, for example, that your controls and procedures were also "designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please provide the same confirmation for conclusion contained in your Form 10-K and confirm you will consider this comment in preparing future periodic reports.

We confirm that our “disclosure controls and procedures”, as defined under Rule Exchange Act Rule13a-15(e), were designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosures. We will incorporate this comment into our future Form 10-Q filings.

We also confirm that we determined that our disclosure controls and procedures were effective at the “reasonable assurance” level. We will incorporate this comment into our future filings on Form 10-Q.

Exhibits 31.1 & 31.2

22.
Please note you should include the exact language contained in statements 2, 3, and 4. For example, we note you discuss quarterly report throughout your certifications after statement 1 as opposed to just the term "report."

We confirm that we will include the exact language contained in statements 2, 3 and 4 in future filings.

Supplemental Matters

We reviewed the S-3 in its entirety and have made the supplemental changes detailed below. These changes are highlighted in yellow in the Adobe file for ease of reference.

23.	Forward-looking Statements, pp. 14 & 15: We have expanded this section to incorporate references to our most recent annual report on Form 10-K and our most recent quarterly report on Form 10-Q.

24.	Guide to reading this Prospectus, p. 15: We have added an introductory paragraph highlighting sections of the prospectus which should be read by any prospective investor.

25.	Ratio of Earnings to Fixed Charges, pp. 15 & 16: We have provided a table detailing our earnings and fixed charges pursuant to Item 503 of Regulation S-K.

26.	Use of Proceeds, p. 16: We have added an introductory paragraph expanding disclosure concerning use of proceeds of the sale of resale shares.

27.	Selling Security Holders, p.21: We have added a paragraph expanding disclosure concerning selling shareholders and their affiliates.

28.	Plan of Distribution, pp. 26 & 27: We have further enumerated possible disposition methods by selling shareholders and supplemental disclosures pursuant to Rule 424(b).

29.	Where You Can Find More Information, pp. 28 & 29: We have added reference to additional sources of and costs for obtaining information.

Very truly yours,
/s/ John V. Moran
John V. Moran

cc: James R. Hagerty/Kalbian Hagerty LLP